UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Second Sight Medical Products Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

81362J100
(CUSIP Number)

Gregg Williams
12744 San Fernando Road, Suite 400
Sylmar, CA 91342
(818) 833-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Aaron A. Grunfeld

Law Offices of Aaron A. Grunfeld & Associates

11111 Santa Monica Boulevard, Suite 1840

Los Angeles, California 90025

(310) 788-7577

July 26, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_____________________________________________________________________________________________________________________

CUSIP NUMBER: 81362J100

1.	Names of Reporting Persons Gregg Williams
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 127,365,754 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 127,365,754 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 127,365,754 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.7% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 28,108,481 shares of common stock and warrants to purchase 13,708,798 shares of common stock held by Gregg Williams 2006 Trust, a trust of which Mr. Williams is trustee,  (ii) 29,108,563 shares of common stock and warrants to purchase 27,624,309 shares of common stock owned by Williams International Co. LLC held by Williams International Co. LLC, whose manager is Mr. Williams, (iii) 4,358,082 shares held by Sam Williams Family Investments LLC, whose manager is Mr. Williams,  and (iv) 17,551,444 shares of common stock and warrants to purchase 6,906,077 shares of common stock held by the Sam B. Williams 1995 Generation-Skipping Trust, a trust of which Mr. Williams is trustee.

(2)

Beneficial ownership is based upon 172,837,382 shares of common stock after giving effect to (i) 124,598,198 shares outstanding and to (ii) warrants currently exercisable to purchase 48,239,184 shares of common stock.

_____________________________________________________________________________________________________________________

CUSIP NUMBER: 81362J100

1.	Names of Reporting Persons Gregg Williams 2006 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Michigan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,817,279 (3)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 41,817,279 (3)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,817,279 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.2% (4)
14.	Type of Reporting Person (See Instructions) OO

(3)

Shares beneficially owned include 28,108,481 shares of common stock and warrants to purchase 13,708,798 shares of common stock, as to which collectively Mr. Williams has sole voting and sole dispositive power.

(4)	Beneficial ownership based upon shares of common stock as set forth in footnote 2 above.

_____________________________________________________________________________________________________________________

CUSIP NUMBER: 81362J100

1.	Names of Reporting Persons Sam Williams Family Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Michigan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,358,082
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,358,082
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,358,082
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5% (5)
14.	Type of Reporting Person (See Instructions) CO

(5)	Beneficial ownership based upon 124,598,198 shares of common stock outstanding; Mr. Williams has sole voting and dispositive power for shares held by this Reporting Person.

_____________________________________________________________________________________________________________________

CUSIP NUMBER: 81362J100

1.	Names of Reporting Persons Williams International Co. LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Michigan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 56,732,872 (6)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 56,732,872 (6)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,732,872 (6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.8% (7)
14.	Type of Reporting Person (See Instructions) CO

(6)

Shares beneficially owned include 29,108,563 shares of common stock and warrants to purchase 27,624,309 shares of common stock, as to which collectively Mr. Williams has sole voting and sole dispositive power.

(7)	Beneficial ownership based upon shares of common stock as set forth in footnote 2 above; Mr. Williams has sole voting and sole dispositive power of the shares held by this Reporting Person.

_____________________________________________________________________________________________________________________

CUSIP NUMBER: 81362J100

1.	Names of Reporting Persons Sam B Williams 1995 Generation-Skipping Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Michigan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,457,521 (8)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 24,457,521 (8)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,457,521 (8)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.2% (9)
14.	Type of Reporting Person (See Instructions) CO

(8)

Shares beneficially owned include 17,551,444 shares of common stock and warrants to purchase 6,906,077 shares of common stock, as to which collectively Mr. Williams has sole voting and sole dispositive power.

(9)	Beneficial ownership based upon shares of common stock as set forth in footnote 2 above; Mr. Williams has sole voting and sole dispositive power over the shares held by this Reporting Person.

_____________________________________________________________________________________________________________________

Explanatory Note:  Gregg G. Williams 2006 Trust and the Sam B. Williams 1995 Generation-Skipping Trust, entities of which Gregg G. Williams is trustee (“Purchasers”), acquired 717,155 and 717,180 shares of common stock of the Issuer respectively in open market purchases in multiple transactions between April 1, 2019 and July 26, 2019, as set forth on Schedule A attached hereto, at prices ranging from $0.64 to $1.09 for an aggregate purchase amount of approximately $1,242,888, inclusive of brokerage commissions. The Purchasers acquired these shares pursuant to a previously established 10b5-1 plan.

This Amendment No. 7 amends the Schedule 13D, as previously amended and filed on March 8, 2019, as specifically set forth herein.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Second Sight Medical Products Inc., a California corporation (the “Issuer”). The principal executive offices of the Issuer are located at 12744 San Fernando Road, Suite 400, Sylmar, CA 91342.

The Reporting Persons (as defined below) beneficially own 127,365,754 shares of Common Stock (the “Shares”), which includes: 79,126,570 shares of Common Stock and currently exercisable warrants to purchase 48,239,184 shares of common stock.

The Shares represent beneficial ownership of approximately 74% of the outstanding shares of Common Stock. See footnote 2 above.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (f) This statement is being filed by:

(i) Gregg Williams, an individual;

(ii) Gregg G. Williams 2006 Trust, a trust (“Williams Trust”);

(iii) Sam Williams Family Investments LLC, a Michigan limited liability company (“Williams LLC”);

(iv) Williams International Co. LLC, a Michigan limited liability company (“Williams International”); and

(v) Sam B. Williams 1995 Generation-Skipping Trust (“GST” and together with Mr. Williams, the Williams Trust, Williams LLC, and Williams International, the “Reporting Persons”)

 (b) The address of the principal business and principal office of each of the Reporting Persons is P.O. Box 200, Walled Lake, Michigan 48390.

(c) Mr. Williams has been the Chief Executive Officer at Williams International, a leading developer and manufacturer of small gas turbine engines, since April 2005, and has been a member of the Board of Directors of the Issuer since June 2009.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Williams is a citizen of the United States.

_____________________________________________________________________________________________________________________

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Shares were acquired with the personal funds of the Reporting Persons.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The Reporting Persons, directly or indirectly through certain affiliates, acquired the shares of the Issuer for investment purposes and not with a view toward or having the effect of directing or changing control over the Issuer. Nevertheless, as a result of his appointment in March 2018 as the non-executive Chairman of the Board of Directors and his beneficial share ownership of approximately 74% of the Common Stock, Mr. Williams is deemed to control the Issuer. Mr. Williams has at all times from immediately prior to and since the initial public offering of the Common Stock in November 2014 been a principal shareholder and director of the Issuer and is a member of the family which co-founded the Issuer.

The Reporting Persons will continue to evaluate their ownership, investment and voting position in the Issuer and they currently expect to continue holding Issuer’s securities for investment. Moreover, they may acquire additional securities of the Issuer, upon terms which they consider to be favorable, in open market and in privately-negotiated transactions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)(i) Gregg Williams is the beneficial owner of an aggregate of 127,365,754 or 73.7% of the Issuer’s outstanding shares of Common Stock, including currently exercisable warrants to purchase 48,239,184 shares of common stock.

(ii) Gregg G. Williams 2006 Trust is the beneficial owner of an aggregate of 41,817,279 or 24.2% of the Issuer’s shares, including currently exercisable warrants to purchase 13,708,798 shares of Common Stock.

(iii) Sam Williams Family Investments LLC is the beneficial owner of an aggregate 4,358,082 or 3.5% of the Issuer’s shares.

(iv) Williams International Co. LLC is the beneficial owner of an aggregate 56,732,872 or 32.8% of the Issuer’s shares, including currently exercisable warrants to purchase 27,624,309 shares of Common Stock.

(v) GST is the beneficial owner of an aggregate 24,457,521 or 14.2% of the Issuer’s shares, including currently exercisable warrants to purchase 6,906,077 shares of Common Stock.

(b) Mr. Williams has power to vote or direct the vote and sole power to dispose or direct the disposition of the shares and warrants owned by the Reporting Persons.

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

 None

_____________________________________________________________________________________________________________________

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 29, 2019
/s/Gregg Williams
Gregg Williams

GREGG WILLIAMS 2006 TRUST

Date: August 29, 2019	/s/Gregg Williams
By: Gregg Williams
Its: Trustee

SAM WILLIAMS FAMILY INVESTMENTS LLC

Date: August 29, 2019	/s/Gregg Williams
By: Gregg Williams
Its: Manager

WILLIAMS INTERNATIONAL CO. LLC

Date: August 29, 2019	/s/Gregg Williams
By: Gregg Williams
Its: Manager

SAM B WILLIAMS 1995 GENERATION-SKIPPING TRUST

Date: August 29, 2019	/s/Gregg Williams
By: Gregg Williams
Its: Trustee

_____________________________________________________________________________________________________________________

SCHEDULE A

Shares acquired by Reporting Persons in open market transactions since the most recent filing of 13D/A

2006 Williams Trust

Type of Security	Securities Purchased	Price Per Share	Date of Purchase
Common Stock	15,875	0.8336	4/1/2019
Common Stock	13,944	0.8151	4/2/2019
Common Stock	8,236	0.8362	4/3/2019
Common Stock	10,225	0.8468	4/4/2019
Common Stock	15,302	0.8543	4/5/2019
Common Stock	8,252	0.8626	4/8/2019
Common Stock	15,873	0.9194	4/9/2019
Common Stock	15,873	0.9795	4/10/2019
Common Stock	15,873	1.0638	4/11/2019
Common Stock	7,852	1.0668	4/12/2019
Common Stock	6,652	1.0739	4/15/2019
Common Stock	5,891	1.0789	4/16/2019
Common Stock	10,766	1.0299	4/17/2019
Common Stock	15,873	0.9782	4/18/2019
Common Stock	7,254	0.9492	4/22/2019
Common Stock	15,660	0.9192	4/23/2019
Common Stock	7,010	0.8913	4/24/2019
Common Stock	6,748	0.88	4/25/2019
Common Stock	4,178	0.925	4/26/2019
Common Stock	7,873	0.926	4/29/2019
Common Stock	3,019	0.9205	4/30/2019
Common Stock	11,908	0.9978	5/1/2019
Common Stock	8,255	0.9927	5/2/2019
Common Stock	3,100	1.0002	5/3/2019
Common Stock	1,645	0.9998	5/6/2019
Common Stock	3,934	0.9983	5/7/2019
Common Stock	6,297	0.9667	5/8/2019
Common Stock	7,682	0.9465	5/9/2019
Common Stock	3,877	0.9523	5/10/2019
Common Stock	6,042	0.9403	5/13/2019
Common Stock	4,194	0.9561	5/14/2019
Common Stock	14,490	0.9974	5/15/2019
Common Stock	15,873	0.9374	5/16/2019
Common Stock	11,249	0.8929	5/17/2019
Common Stock	8,860	0.872	5/20/2019

_____________________________________________________________________________________________________________________

Common Stock	7,305	0.8447	5/21/2019
Common Stock	9,023	0.8564	5/22/2019
Common Stock	5,749	0.8369	5/23/2019
Common Stock	15,873	0.7327	5/24/2019
Common Stock	13,671	0.737	5/28/2019
Common Stock	4,673	0.7345	5/29/2019
Common Stock	15,873	0.7856	5/30/2019
Common Stock	9,279	0.7786	5/31/2019
Common Stock	15,873	0.725	6/3/2019
Common Stock	15,652	0.7032	6/4/2019
Common Stock	15,873	0.6774	6/5/2019
Common Stock	11,641	0.6583	6/6/2019
Common Stock	8,801	0.6589	6/7/2019
Common Stock	15,873	0.6999	6/10/2019
Common Stock	8,762	0.7274	6/11/2019
Common Stock	15,873	0.7039	6/12/2019
Common Stock	8,862	0.721	6/13/2019
Common Stock	3,410	0.718	6/14/2019
Common Stock	3,553	0.7196	6/17/2019
Common Stock	10,468	0.7473	6/18/2019
Common Stock	5,475	0.755	6/19/2019
Common Stock	3,489	0.7513	6/20/2019
Common Stock	4,697	0.7407	6/21/2019
Common Stock	15,275	0.8019	6/24/2019
Common Stock	4,297	0.7993	6/25/2019
Common Stock	15,873	0.8519	6/26/2019
Common Stock	9,014	0.8035	6/27/2019
Common Stock	6,693	0.816	6/28/2019
Common Stock	10,054	0.8112	7/1/2019
Common Stock	7,781	0.8067	7/2/2019
Common Stock	1,600	0.7873	7/5/2019
Common Stock	4,803	0.7931	7/8/2019
Common Stock	5,555	0.7649	7/9/2019
Common Stock	3,810	0.7786	7/10/2019
Common Stock	6,090	0.7712	7/11/2019
Common Stock	3,995	0.7726	7/12/2019
Common Stock	4,883	0.8008	7/15/2019
Common Stock	5,160	0.8172	7/16/2019
Common Stock	13,096	0.8449	7/17/2019
Common Stock	15,873	0.8853	7/18/2019
Common Stock	7,439	0.8743	7/19/2019
Common Stock	2,012	0.8758	7/22/2019
Common Stock	6,148	0.8806	7/23/2019

_____________________________________________________________________________________________________________________

Common Stock	2,500	0.8872	7/24/2019
Common Stock	2,735	0.8644	7/25/2019
Common Stock	7,086	0.8663	7/26/2019

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1995 GST

Type of Security	Securities Purchased	Price Per Share	Date of Purchase
Common Stock	15,875	0.8336	4/1/2019
Common Stock	13,944	0.8151	4/2/2019
Common Stock	8,237	0.8362	4/3/2019
Common Stock	10,225	0.8468	4/4/2019
Common Stock	15,303	0.8543	4/5/2019
Common Stock	8,252	0.8626	4/8/2019
Common Stock	15,873	0.9194	4/9/2019
Common Stock	15,873	0.9795	4/10/2019
Common Stock	15,873	1.0638	4/11/2019
Common Stock	7,852	1.0668	4/12/2019
Common Stock	6,652	1.0739	4/15/2019
Common Stock	5,891	1.0789	4/16/2019
Common Stock	10,766	1.0299	4/17/2019
Common Stock	15,873	0.9782	4/18/2019
Common Stock	7,254	0.9492	4/22/2019
Common Stock	15,660	0.9192	4/23/2019
Common Stock	7,011	0.8913	4/24/2019
Common Stock	6,748	0.88	4/25/2019
Common Stock	4,179	0.925	4/26/2019
Common Stock	7,873	0.926	4/29/2019
Common Stock	3,020	0.9205	4/30/2019
Common Stock	11,909	0.9978	5/1/2019
Common Stock	8,255	0.9927	5/2/2019
Common Stock	3,100	1.0002	5/3/2019
Common Stock	1,646	0.9998	5/6/2019
Common Stock	3,934	0.9983	5/7/2019
Common Stock	6,297	0.9667	5/8/2019
Common Stock	7,683	0.9465	5/9/2019
Common Stock	3,878	0.9523	5/10/2019
Common Stock	6,042	0.9403	5/13/2019
Common Stock	4,195	0.9561	5/14/2019
Common Stock	14,490	0.9974	5/15/2019
Common Stock	15,873	0.9374	5/16/2019
Common Stock	11,249	0.8929	5/17/2019
Common Stock	8,860	0.872	5/20/2019
Common Stock	7,305	0.8447	5/21/2019
Common Stock	9,024	0.8564	5/22/2019
Common Stock	5,750	0.8369	5/23/2019

_____________________________________________________________________________________________________________________

Common Stock	15,873	0.7327	5/24/2019
Common Stock	13,672	0.737	5/28/2019
Common Stock	4,674	0.7345	5/29/2019
Common Stock	15,873	0.7856	5/30/2019
Common Stock	9,279	0.7786	5/31/2019
Common Stock	15,873	0.725	6/3/2019
Common Stock	15,652	0.7032	6/4/2019
Common Stock	15,873	0.6774	6/5/2019
Common Stock	11,642	0.6583	6/6/2019
Common Stock	8,801	0.6589	6/7/2019
Common Stock	15,873	0.6999	6/10/2019
Common Stock	8,762	0.7274	6/11/2019
Common Stock	15,873	0.7039	6/12/2019
Common Stock	8,863	0.721	6/13/2019
Common Stock	3,411	0.718	6/14/2019
Common Stock	3,554	0.7196	6/17/2019
Common Stock	10,468	0.7473	6/18/2019
Common Stock	5,476	0.755	6/19/2019
Common Stock	3,490	0.7513	6/20/2019
Common Stock	4,698	0.7407	6/21/2019
Common Stock	15,275	0.8019	6/24/2019
Common Stock	4,297	0.7993	6/25/2019
Common Stock	15,873	0.8519	6/26/2019
Common Stock	9,014	0.8035	6/27/2019
Common Stock	6,693	0.816	6/28/2019
Common Stock	10,055	0.8112	7/1/2019
Common Stock	7,781	0.8067	7/2/2019
Common Stock	1,600	0.7873	7/5/2019
Common Stock	4,803	0.7931	7/8/2019
Common Stock	5,555	0.7649	7/9/2019
Common Stock	3,811	0.7786	7/10/2019
Common Stock	6,090	0.7712	7/11/2019
Common Stock	3,995	0.7726	7/12/2019
Common Stock	4,883	0.8008	7/15/2019
Common Stock	5,160	0.8172	7/16/2019
Common Stock	13,097	0.8449	7/17/2019
Common Stock	15,873	0.8853	7/18/2019
Common Stock	7,440	0.8743	7/19/2019
Common Stock	2,012	0.8758	7/22/2019
Common Stock	6,148	0.8806	7/23/2019
Common Stock	2,500	0.8872	7/24/2019
Common Stock	2,735	0.8644	7/25/2019
Common Stock	7,086	0.8663	7/26/2019

_____________________________________________________________________________________________________________________

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